February 28, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Merus N.V.

Request for Withdrawal of Registration Statement on Form S-3

File No. 333-233383

Dear Sir or Madam,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Merus N.V. (the “Company”) hereby requests that the Registration Statement on Form S-3 (File No. 333-233383), initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2019 as a Registration Statement on Form F-3 and amended by a Post-Effective Amendment No. 1 to Form F-3 on Form S-3 filed on April 30, 2020 (together, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because the Company’s contractual obligations to maintain the effectiveness of the Registration Statement have expired. No securities have been sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Jennifer A. Yoon of Latham & Watkins LLP at (617) 880-4540.

Thank you for your assistance in this matter.

Very truly yours,

Merus N.V.

By:	/s/ Peter B. Silverman
Name: Peter B. Silverman
Title: Executive Vice President, Chief Operating Officer and General Counsel

cc:	Peter N. Handrinos, Esq., Latham & Watkins LLP

Wesley C. Holmes, Esq., Latham & Watkins LLP

Jennifer A. Yoon, Esq., Latham & Watkins LLP